1. Name and Address of Reporting Person
   Davidson, George, Jr. A.
   100 Tredegar Street
   P. O. Box 26532
   Richmond, VA 23261
2. Issuer Name and Ticker or Trading Symbol
   DOMINION RESOURCES, INC. (D)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   9/2002 <F1>
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       02/05/2002 M       V     410         A      $0.0000                     D
Common Stock                       02/05/2002 D       V     -410        D      $57.8800   103938           D
Common Stock                                                                              19765 <F2>       I           By Trustee of
                                                                                                                       Employee
                                                                                                                       Savings Plan
Common Stock                       04/26/2002 A       V     303         A      $0.0000                     I           Company Trust
                                                                                                                       for Director
Common Stock                       09/20/2002 R             3           A      $0.0000    309              I           Company Trust
                                   <F3>                                                                                for Director

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Phantom Stock  $0       02/05/2002 M      V        410                         Common  410      $57.8800            D
                                                                               Stock
Phantom Stock  $0       09/20/2002 A         43                                Common  43       $0.0000    3392     D
                                             <F4>                              Stock
Stock Option   $59.96                                               01/01/2008 Common                      4000     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2009 Common                      4000     D
                                                                               Stock
Stock Option   $59.96                                               01/01/2010 Common                      4000     D
                                                                               Stock

Explanation of Responses:

<F1>
This report is being filed for transactions that were effective as of September 20, 2002. The balances shown in column 5 of Table I and column 9 of Table II reflect Mr. Davidson's holdings as of September 20, 2002, with the exception that his holdings under the Employee Savings Plan are as of June 30, 2002, the date of the most recent Plan statement.
<F2>
On February 26, 2002, Mr. Davidson's 1,391 shares previously reported as indirectly held by the Trustee of the Employee Stock Ownership Plan (the "ESOP") were rolled over into his account under the Dominion Resources, Inc. Employee Savings Plan, in an exempt transaction.
<F3>
Shares acquired pursuant to the automatic dividend reinvestment feature under the Dominion Resources, Inc. Directors' Stock Compensation Plan, in a transaction exempt under Rule 16(b)-3.
<F4>
Additional Phantom Shares credited to the Director's or officer's account under the Dominion Resources, Inc. Executives Deferred Compensation Plan, in a transaction exempt under Rule 16(b)-3.

SIGNATURE OF REPORTING PERSON
/s/ George, Jr. A. Davidson

DATE
09/24/2002